Filed by Horizon Technology Finance Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Monroe Capital Corporation
Commission File No. 814-00866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2025

HORIZON TECHNOLOGY FINANCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	814-00802	27-2114934
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

312 Farmington Avenue

Farmington, CT 06032

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (860) 676-8654

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	HRZN	The Nasdaq Stock Market LLC
4.875% Notes due 2026	HTFB	The New York Stock Exchange
6.25% Notes due 2027	HTFC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On August 7, 2025, Horizon Technology Finance Corporation (“HRZN”) and Monroe Capital Corporation, a Maryland corporation (“MRCC”), issued a joint press release announcing, among other things, (i) HRZN’s and MRCC’s entry into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which MRCC will merge with and into HRZN in a two-step merger transaction, with HRZN continuing as the surviving company (the “Merger”), and (ii) MRCC’s entry into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Monroe Capital Income Plus Corporation, a Maryland corporation (“MCIP”), pursuant to which MCIP will acquire substantially all of the assets of MRCC at fair value, as determined shortly before the closing of the transaction, for cash (the “Asset Sale”). The Merger is structured as a NAV-for-NAV share exchange, whereby shareholders of MRCC common stock will receive a number of shares of HRZN common stock equal to the NAV of the shares of MRCC common stock they hold, as determined shortly before closing of the Merger and giving effect to the Asset Sale. The parties to the Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each of the Merger and the Asset Sale is subject to the satisfaction or waiver of certain closing conditions, including, without limitation, the required shareholder approvals and, with respect to the Merger, the consummation of the Asset Sale immediately prior to the Merger, and, with respect to the Asset Sale, the satisfaction or waiver of the closing conditions in the Merger Agreement. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

On August 7, 2025, HRZN and MRCC provided a joint investor presentation in connection with the above-described transactions, which presentation will be referenced on a joint conference call to be held by HRZN and MRCC at 5:00 p.m., ET on August 7, 2025. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information disclosed under this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by HRZN for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

99.1	Joint Press Release, dated August 7, 2025

99.2	Joint Investor Presentation, dated August 7, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2025	HORIZON TECHNOLOGY FINANCE CORPORATION

	By:	/s/ Michael P. Balkin
Michael P. Balkin
Chief Executive Officer